
August 8, 2022

Jonathan Intrater
Chief Executive Officer
Mana Capital Acquisition Corp.
8 The Green, Suite 12490
Dover, DE 19901

      Re: Mana Capital Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed July 27, 2022
          File No. 333-265308

Dear Mr. Intrater:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

Registration Statement on Form S-4

Q: How do I exercise my redemption rights?, page 5

1. We note your amended disclosure highlighting that Holders of outstanding MANA Units must separate the underlying securities "far enough in advance" to permit the mailing of the certificates back to the holder so that the holder may then exercise redemption rights tendering the physical certificates or electronically delivering the shares within the required time limitation. Please revise here and on the coverpage to specify the timeframe needed to meet the time limitation.

Background and Negotiations with Cardio, page 76

2.   We note your revised disclosure in response to prior comment 10 and reissue in part. Please explain why the past investment history of those who have invested with Cardio's Dr. Warren Hosseinion was a primary concern of diligence. Clarify what diligence MANA and/or its counsel conducted and what, if anything, they concluded.

3.   We note your revised disclosures in response to prior comment 25. Please revise to indicate what diligence, if any, MANA or its representatives conducted concerning whether Cardio's products underwent processes and procedures to qualify as LDTs, including the requisite processes and procedures, and regulatory qualification of Cardio's clinical laboratories and other vendors.

Basis for MANA Board of Directors; Recommendation; Fairness Opinion, page 79

4.   We refer to your revised disclosures in response to prior comments 13 and 14. Your revised disclosures on pages 81 and 86 indicate that Benchmark utilized Cardio's FY2025 and FY2026 revenue projections in all three customary valuation approaches it conducted to arrive at its fairness opinion. We further note your revised disclosures on pages 35 and 81 indicate that Cardio's FY2025 and FY2026 revenue projections were based on the assumption that Cardio would obtain broad-based coverage and reimbursement from third-party payors by 2025 and that the MANA Board did not rely upon Cardio's financial projections in recommending the Business Combination to its stockholders because the financial projections prepared by Cardio "are not reliable." Accordingly, please revise all disclosures concerning Benchmark's fairness opinion to explain that Benchmark relied upon FY2025-2026 projections that MANA's Board considers to be unreliable. Also, revise all disclosures indicating that the MANA Board did not rely on Cardio's financial projections to clarify that Benchmark primarily based its fairness opinion upon Cardio's FY2025 and FY2026 projections.

Going Concern and Management's Plans, page 142

5.   We note your revised disclosures on pages 109 and 142 in response to prior comment 19 as well a your updated disclosures concerning the private placements. Please revise to disclose Cardio's current plans for the proceeds to be received in connection with the Business Combination and private placements, including the approximate amount intended to be used for each specific purpose. To the extent that the proceeds are not sufficient to carry out the strategies you outline on pages 142-143, then please disclose which areas will require additional funding in the future.

Exhibits

6.   We refer to prior comment 28 and reissue. Please tell us why you removed the disclosure on page 114 regarding these three contracts and provide your analysis for concluding that each of the three agreements is not required to be filed pursuant to Item 601(b) of Regulation S-K.

        You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jie Chengying Xiu, Esq.